FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month     August    1998
                                       -------------


                                REUTERS GROUP PLC
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                    85 Fleet Street, London EC4P 4AJ, England
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports Form under cover Form 20-F or Form 40-F.]

                         Form 20-F [X]  Form 40-F [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes [ ]   No [X]

This Report is incorporated by reference in the prospectuses contained in Post Effective Amendment No. 2 to Registration Statement No. 33-16927 on Form S-8, Post-Effective Amendment No. 1 to Registration Statement No. 33-69694 on Form F-3, Post-Effective Amendment No. 1 to Registration Statement No. 33-90398 on Form S-8 and Post-Effective Amendment No. 1 to Registration Statement No. 333-7374 on Form F-3 filed by the registrant under the Securities Act of 1933.

FOR IMMEDIATE RELEASE
 CONTACT: Wendy Zajack
          Reuters America Inc.
          (212) 603-3581


REUTERS INTRODUCES NEW POWERFUL INFORMATION SOURCE FOR ENERGY PROFESSIONALS
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     SUBJECT: REUTERS INTRODUCES NEW POWERFUL INFORMATION SOURCE FOR ENERGY
     PROFESSIONALS NEW YORK, August 10, 1998--Reuters today announced an information offering designed specifically for professionals in the energy industry. Reuters, already a leading provider of real-time energy information to the industry, is introducing Reuters Energy Briefing Search
     (REB), an interactive, current awareness and research tool that focuses on the energy, power, gas and utilities sectors.

     REB Search delivers breaking news and historical analysis as well as news photos, foreign exchange rates and stock quotes from more than 4,000 leading business publications, newspapers, trade journals and newswires.

     "Reuters is again delivering the essential tools of the trade to customers in the energy industry," said Patricia Bridges, vice president of Business Information Marketing at Reuters America Inc. "Reuters own unique content woven with the majority of the top energy industry trade publications delivers an offering today's competitive energy companies can't afford to resist."

     Reuters has recently signed agreements with a number of third-party energy content providers such as Energy Intelligence Group, Hart Publications, The McGraw Hill Companies, OPIS and Standard & Poor's Platt's to enhance its energy specific coverage. Reuters will continue to expand the database of energy publications included in its service.

     Reuters Energy Briefing Content
     Reuters Energy News Wires - Near real-time energy news and worldwide business, political and economic news from Reuters 2,000 global journalists and more than 50 specialized journalists reporting from energy desk in London, New York, Tokyo and Singapore. This includes Reuters wires such as Energy News, Oil News, Gas News, Power and Utility News and Reuters Energy Companies.

     Reuters Energy Digests - A daily news summary compiled each morning. Reuters Energy Digest provides a global news snapshot of the energy business including 15-20 leading energy news stories covering Oil and Gas, Power and Utilities and Regulatory and the Environment and a summary of the previous day's market trading.

     Energy Trade Publications - Access to more than 150 international energy sources from leading energy newsletters, wire services and trade journals as well as energy statistics and market prices. This includes the real-time Platt's Commodity News service, OPIS news and commentary as well as dozens of leading energy newsletters from The McGraw Hill Companies, such as Electric Utility Week, Global Power Report, Inside F.E.R.C., Coal Week and Power Markets Week and from Hart Publications such as Petroleum Finance Week, Octane Week and Gas Processors Report.

     Delivery
     Reuters Energy Briefing Search is currently available on the Internet. Each user is assigned a name and password to log onto the Reuters Energy Briefing web site. Reuters plans to make a dial-up Windows version of the product available in the fourth quarter of this year. Reuters also offers a host of other delivery options and levels of service including intranet and enterprise-wide solutions through third-party partners such as NewsEdge, Wavephore and SageMaker.

     Pricing
     Reuters Energy Briefing Search is available to new energy customers via the Internet on a special promotional subscription basis for $200 per month for a five hour block until the end of the year. The product is typically priced in hourly blocks that cost $750 for 20 hours. This cost allows the user unlimited access to the service for 20 hours and gives them the ability to print each article at no extra charge. To access a free 30-day trial of the product, or for more information, please call Reuters at 800-383-6335 and ask about Reuters Energy Briefing.

     About Reuters Energy Products
     Reuters (NASDAQ:RTRSY), a leading screen-based provider of energy news and information, has been serving the needs of the energy industry since 1984. Its current energy offerings include Energy 2000, a real-time information product covering the global energy industry and North American Power, which covers the electricity, natural gas industry in the US and Canada .

     Additional information about Reuters can be found on the Internet at www.reuters.com or at www.commods.reuters.com or for more information on Reuters Energy Briefing, please visit www.bizinfo.reuters.com or call 800-383-6335.



                                      # # #

Reuters and the dotted and sphere logos are the house trademarks of Reuters Limited.

FOR IMMEDIATE RELEASE
 CONTACT:  Wendy Zajack                          Jenna Focarino
           Reuters America Inc.                  Dewe Rogerson PR
           (212) 603-3581                        (212) 688-6840
           wendy.zajack@reuters.com
                                                 Jfocarino@dewerogerson.com



REUTERS DELIVERS THOMSON GLOBAL MARKETS INFORMATION TO CUSTOMERS AROUND THE
WORLD
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NEW YORK, August 27, 1998 -- Reuters and Thomson Global Markets today announced an agreement that gives Reuters customers around the world access to Thomson Global Markets services through the Reuters network.

Thomson Global Markets, formerly known as Tech Data, is an information service that provides 29 services customized to the needs of institutional sales and trading professionals in the fixed income, foreign exchange, capital and emerging markets.

Thomson Global Markets will be offered on Reuters information products such as the Markets, Treasury, Money 3000 product lines and any of the regional services that are distributed via Reuters IDN network.

"This is a great opportunity for us," said Thomson Global Markets' president, Christine Berthet. "Our purpose is to deliver quality financial analysis through the preferred venue of our customer. The combination of our recommendations and the depth of the Reuters platform will provide our clients with the tool they need to make informed investment decisions."

"We are delighted to add this highly regarded source of fixed income, foreign exchange and capital market analysis to our information products around the world," said John Adams, Reuters, Director of Commercial Policy. "Thomson Global Markets data complements our own information offering and gives our customers a more extensive choice of quality third-party services."

"TGM's breadth of coverage across markets and geographic regions fits perfectly with Reuters strength in the global arena. Together, they're sure to make a powerful combination," comments Benjamin Parrish, Vice President of Fuji Securities Inc.

                                      # # #

Reuters Group PLC
Reuters Group PLC (NASDAQ: RTRSY) supplies 457,000 users located in 58,000 organizations in global business and news media with the widest range of information and news products including real-time financial data, transaction and risk management systems, numerical, textual, historical and graphical databases, news, news video and news pictures. Reuters designs and installs trading room systems. Reuters is a technical leader with its extensive use of internet technology for wider distribution of information and news. For more information on Reuters visit www.reuters.com.

Thomson Global Markets
Thomson Global Markets (TGM) -- formerly Technical Data -- provides 29 services customized to the needs of institutional sales and trading professionals in the fixed-income, foreign exchange, capital and emerging markets. Located in every major financial center globally, TGM's analysts have an average of 10 years experience. While TGM has enjoyed an extraordinary following by the experts over the years, its exclusivity with Telerate had limited its availability to a growing numbers of customers who had elected a different platform. Please visit www.tgmarkets.com for further information.

The name Thomson Global Markets was launched in July 98 following the merger of three Thomson Financial Services divisions, Technical Data, Thomson Research -a financial markets fax service, and DealWatch an on-line service in Japan.

Thomson Financial Services (TFS) is a leading provider of information services and work solutions to the worldwide financial community. TFS employs more than 6,000 people in more than 40 locations dedicated to the success of our clients and is part of The Thomson Corporation. With annual revenues approaching US$6 billion, The Thomson Corporation (TTC) is one of the world's leading information and publishing companies. TTC's common shares are traded on the Toronto, Montreal and London stock exchanges. For more information, visit the TFS Web site at www.tfn.com.

Reuters and the dotted and sphere logos are the house trademarks of Reuters Limited.

FOR IMMEDIATE RELEASE
 CONTACT:  Wendy Zajack                          David Wismer
           Reuters America Inc.                  DDB Needham
           (212) 603-3581                        (212)
           wendy.zajack@reuters.com              415-3225



REUTERS LAUNCHES GLOBAL ADVERTISING CAMPAIGN IN THE US THROUGH DDB NEEDHAM WORLDWIDE
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NEW YORK, August 31, 1998--Reuters, the world's leading news and financial information company, today unveiled its plans for the US roll-out of its global advertising campaign. Working jointly with DDB Needham New York in the US and BMP DDB in London, Reuters has developed an intriguing campaign that emphasizes the strength of its brand and underscores the value Reuters content and expertise bring to the expanding financial and business information markets.

The multi-million dollar campaign forms part of the more than $40 million global marketing communications budget. The advertising will promote the Reuters brand in key financial markets in the US, UK, Switzerland, Japan and Germany.

In the US, the roll-out of the global campaign is the second phase of Reuters move into large scale advertising. In May, Reuters kicked off a provocative, visually compelling product campaign focused on the launch of Reuters Plus, an innovative U.S. equities offering which provides real-time and historical information and leverages Internet technology. That effort was created by Jeroen Bours and Ken Shuldman, Group Creative Directors at DDB in New York.

Carolyn Chin, Executive Vice President and Chief Marketing Officer with responsibility for the US campaign said, "The campaign will continue to build our brand in America and show the power of information fused with technology to deliver products and services that meet the needs of customers. We chose DDB Needham Worldwide to handle our account because we know that it is one of the leading brand-building agencies in the world"

Reuters global campaign was launched in the UK in the Financial Times and the Economist in late June of 1998. It will roll-out in New York and around the world in mid-September. The US campaign will run in Investor's Business Daily, the Wall Street Journal, Barron's, Business Week, Forbes, Fast Company, Wired as well as a number of financial and technology trade magazines.

The global campaign consists of four print ads that were created by BMP DDB's Executive Creative Director Tony Cox, and Joint Head of Art, Mark Reddy, both based in London. A TV spot which extends the core messages will follow in October.

The global brand advertising makes use of visual metaphors. These reflect Reuters capabilities which enable users to locate the precise data they need to do their jobs better in a world of increasing information overload. The campaign features a range of products, which have been developed as a direct result of Reuters consistently high investment in innovative technology.

Cox and Reddy used some of the world's leading photographers to create the print campaign including Fabrizio Ferri, Jo Crowther, Steve Richardson and Jan Chlebik.

Reuters Group PLC (NASDAQ: RTRSY) supplies 457,000 users located in 58,000 organizations in global business and news media with the widest range of information and news products including real-time financial data, transaction and risk management systems, numerical, textual, historical and graphical databases, news, news video and news pictures. Reuters also designs and installs trading room systems. It extensively uses internet technology for wide distribution of information and news. For more information on Reuters visit www.reuters.com.

DDB Needham is the largest advertising agency in the United States and the second largest agency worldwide (based on consolidated gross income). The agency has 206 offices in 96 countries and is acknowledged as the most creative of the industry's multinational networks, based on its dominance of advertising award competitions.

                                      # # #

Reuters and the dotted and sphere logos are the house trademarks of Reuters Limited.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                REUTERS GROUP PLC
                                                -----------------------------
                                                (Registrant)


Dated: December 14, 1998                        BY: /s/ J. B. Reid-Dodick
                                                -----------------------------
                                                John B. Reid-Dodick
                                                Attorney-in-Fact